Exhibit 99.1

Jianpu Technology Inc. Reports Second Quarter 2019 Unaudited Financial Results

Beijing, August 26, 2019 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Operational and Financial Highlights:

•                  Credit card volume1 was approximately 1.9 million in the second quarter of 2019, representing an increase of approximately 18.8% from the same period of 2018. The average fee per credit card increased to RMB106.52 (US$15.522) in the second quarter of 2019 from RMB99.43 in the same period of 2018. As a result, revenues for credit cards1 in the second quarter of 2019 increased by 24.5% to RMB201.5 million (US$29.4 million) from RMB161.8 million in the same period of 2018.

•                  Revenues from advertising and marketing services and other services increased by 26.1% to RMB62.3 million (US$9.1 million) in the second quarter of 2019 from RMB49.4 million in the same period of 2018.

First Six Months 2019 Operational and Financial Highlights:

•                  Credit card volume1 was approximately 3.5 million in the first six months of 2019, representing an increase of approximately 12.9% from the same period of 2018. The average fee per credit card increased to RMB106.24 (US$15.48) in the first six months of 2019 from RMB97.39 in the same period of 2018. As a result, revenues for credit cards1 in the first six months of 2019 increased by 21.6% to RMB371.5 million (US$54.1 million) from RMB305.5 million in the same period of 2018.

•                  Total revenues for the first six months of 2019 increased by 23.1% to RMB1,017.1 million (US$148.2 million) from RMB826.0 million in the same period of 2018.

•                  Total recommendation services revenues for the first six months of 2019 increased by 20.7% to RMB881.8 million (US$128.4 million) from RMB730.3 million in the same period of 2018.

•                  Gross profit increased by 30.5% to RMB936.8 million (US$136.5 million) in the first six months of 2019 from RMB717.6 million in the same period of 2018.

•                  Sales and marketing expenses (excluding share-based compensation) as a percentage of revenues was approximately 74.9% in the first six months of 2019, compared with approximately 81.8% for the same period of 2018.

•                  Net loss was RMB66.1 million (US$9.6 million) in the first six months of 2019, compared with a net loss of RMB118.2 million in the same period of 2018. Net loss margin was -6.5% in the first six months of 2019, improved from -14.3% in the same period of 2018.

1  Credit card volume, which is the measure of the number of credit cards the Company generates revenues from during the period presented, including for both recommendation services and advertising and marketing services; Revenues for credit cards represent revenues generated from both recommendation services and advertising and marketing services for credit cards during the period presented.

2  This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the rate in effect as of June 28, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

•                  Non-GAAP adjusted net loss3 was RMB9.5 million (US$1.4 million) in the first six months of 2019, compared with non-GAAP adjusted net loss of RMB48.3 million in the same period of 2018. Non-GAAP adjusted net margin3 was -0.9% in the first six months of 2019, compared with -5.8% in the same period of 2018.

Selected Operational Metrics

	For the three months ended June 30,			For the six months ended June, 30
	2018	2019	Change%	2018	2019	Change%

Credit card volume[1](in million)	1.6	1.9	18.8%	3.1	3.5	12.9%
The average fee per credit card (RMB)	99.43	106.52	7.1%	97.39	106.24	9.1%
Number of loan applications (in million)	21.2	5.7	-73.1%	33.3	30.1	-9.6%
The average fee per loan application (RMB)	13.78	18.18	31.9%	13.59	17.81	31.1%

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “We are pleased that we continued to fulfill our mission to become everyone’s financial partner, amidst a challenging and fast changing industry dynamics in the past quarter. We achieved continued growth in our credit card and big data and risk management services for the second quarter of 2019.”

“Despite the short-term headwinds and macro uncertainties, we are encouraged by the recent policy change in terms of digital platform economy and interest liberalization. In the medium to long term, we remain confident about our growth and performance. We will continue to execute our balanced strategy in the second half of 2019 and are committed in exploring new initiatives to further enhance and strengthen our core capability of capturing the evolving dynamics of the market.” concluded Mr. Ye

“We realized total revenues of RMB362.3 million in the second quarter of 2019 and we’re pleased that the credit card business remains strong, delivering a 24.5% year-over-year growth, driven by both volume growth and unit price increases.” said Oscar Chen, Chief Financial Officer of Jianpu. “Our big data and risk management services continued to show strong momentum in the second quarter of 2019, by delivering a 139% year-over-year growth. Anticipating macro headwinds and industry volatility in the near term, we strive to maintain a balanced strategy with profitability and margins in mind into the second half of 2019.”

3  Non-GAAP adjusted net margin equals non-GAAP adjusted net (loss) / income divided by total revenues. Non-GAAP adjusted net (loss) / income represents net (loss) / income before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about non-GAAP adjusted net (loss) / income.

Second Quarter 2019 Financial Results

Total revenues for the second quarter of 2019 decreased by 26.1% to RMB362.3 million (US$52.8 million) from RMB490.4 million in the same period of 2018.

Total revenues from recommendation services decreased by 32.0% to RMB299.9 million (US$43.7 million) in the second quarter of 2019 from RMB441.0 million in the same period of 2018.

Revenues from recommendation services for credit cards increased by 31.8% to RMB196.5 million (US$28.6 million) in the second quarter of 2019 from RMB149.1 million in the same period of 2018, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services4 in the second quarter of 2019 was approximately 1.8 million, representing an increase of approximately 20.0% from the same period of 2018. The average fee per credit card for recommendation services increased to RMB108.14 (US$15.75) in the second quarter of 2019 from RMB99.47 in the same period of 2018.

Revenues from recommendation services for loans decreased by 64.6% to RMB103.4 million (US$15.1 million) in the second quarter of 2019 from RMB291.9 million in the same period of 2018, due to the decrease in number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 5.7 million in the second quarter of 2019, representing a decrease of approximately 73.1% from the same period of 2018. The decrease was mainly attributable to the Company’s voluntary suspension of its mobile apps downloads since mid March, 2019, as one of the Company’s measures for conducting review of its business practice in response to CCTV report and fast changing industry dynamics. The average fee per loan application increased to RMB18.18 (US$2.65) in the second quarter of 2019 from RMB13.78 in the same period of 2018.

Revenues from advertising and marketing services and other services increased by 26.1% to RMB62.3 million (US$9.1 million) in the second quarter of 2019 from RMB49.4 million in the same period of 2018, primarily due to a 139% increase in revenues from big data and risk management services including that generated by a subsidiary acquired in June 2018. The increase was partially offset by the decrease in the advertising and marketing services as the Company slowed down the pace of certain advertising business given the lower efficiency amidst challenging macroeconomic environment.

 4  Credit card volume for recommendation services is the credit card volume as referred to in the preceding note 1 minus the credit card volume for advertising and marketing services; Revenues from recommendation services for credit cards is revenues from credit cards as referred to in the preceding note 1 minus revenues from advertising and marketing services for credit cards.

Cost of revenues decreased by 58.7% to RMB24.4 million (US$3.6 million) in the second quarter of 2019 from RMB59.1 million in the same period of 2018. The decrease was primarily attributable to the decrease in direct costs relating to advertising and marketing services revenue, partially offset by the increase of the bandwidth and server costs.

Gross profit decreased by 21.6% to RMB337.9 million (US$49.2 million) in the second quarter of 2019 from RMB431.2 million in the same period of 2018. The decrease was primarily attributable to revenue decline. Gross margin was 93.3% in the second quarter of 2019, compared with 87.9% in the same period of 2018.

Sales and marketing expenses decreased by 24.4% to RMB318.4 million (US$46.4 million) in the second quarter of 2019 from RMB421.0 million in the same period of 2018. The decrease was mainly due to decrease in traffic acquisition costs.

Research and development expenses increased by 39.6% to RMB73.3 million (US$10.7 million) in the second quarter of 2019 from RMB52.5 million in the same period of 2018, primarily due to the increase in payroll costs mainly related to the hiring of new R&D staff, including that of the subsidiary acquired in June 2018 to further enhance technology capabilities in terms of big data, machine learning and artificial intelligence, as well as the increase of the amortization of the intangible assets in connection with the acquisition of a subsidiary in June 2018.

General and administrative expenses increased by 6.1% to RMB40.1 million (US$5.8 million) in the second quarter of 2019 from RMB37.8 million in the same period of 2018. The increase was primarily due to increase in payroll costs, as well as increase in professional fees, partially offset by the decrease in recognition of share-based compensation expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB27.9 million (US$4.1 million) in the second quarter of 2019 and RMB32.6 million in the same period of 2018. The decrease was due to graded vesting method used and less share-based awards granted in this quarter.

Income tax benefits were RMB2.1 million (US$0.3 million) in the second quarter of 2019, compared with the income tax benefits of RMB11.2 million in the same period of 2018. Contributed by the optimization of the cost and expenses structure, the annualized tax rate for 2019 decreased. The Company’s domestic subsidiaries completed their 2017 annual tax fillings with relevant tax authority by the end of May 2018, which resulted in a change of tax positions in the income tax provision and deferred tax assets recognized as of December 31, 2017, the effect of the change was RMB12.5 million recognized in the second quarter of 2018.

Net loss was RMB84.9 million (US$12.4 million) in the second quarter of 2019, compared with a net loss of RMB61.1 million in the same period of 2018. Net loss margin was -23.4% in the second quarter of 2019, compared with a net loss margin of -12.5% in the second quarter of 2018.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, was RMB56.9 million (US$8.3 million) in the second quarter of 2019, compared with adjusted net loss of RMB28.5 million in the same period of 2018.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the second quarter of 2019 was a loss of RMB51.1 million (US$7.5 million), compared with a loss of RMB36.3 million in the same period of 2018.

As of June 30, 2019, the Company had cash and cash equivalents, restricted time deposits and short-term investment of RMB1,205.1 million (US$175.5 million), and working capital of approximately RMB1,227.2 million (US$178.8 million). Compared to as of December 31, 2018, cash and cash equivalents, restricted time deposits and short-term investment decreased by RMB285.8 million (US$41.6 million), which was mainly attributable to net cash used in the Company’s share repurchase program and operations.

First Six Months 2019 Financial Results

Total revenues for the first six months of 2019 increased by 23.1% to RMB1,017.1 million (US$148.2 million) from RMB826.0 million in the same period of 2018.

Total revenues from recommendation services increased by 20.7% to RMB881.8 million (US$128.4 million) in the first six months of 2019 from RMB730.3 million in the same period of 2018.

Revenues from recommendation services for credit cards increased by 24.3% to RMB345.8 million (US$50.4 million) in the first six months of 2019 from RMB278.3 million in the same period of 2018, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services4 in the first six months of 2019 was approximately 3.2 million, representing an increase of approximately 14.3% from the same period of 2018. The average fee per credit card for recommendation services increased to RMB107.40 (US$15.64) in the first six months of 2019 from RMB98.38 in the same period of 2018.

Revenues from recommendation services for loans increased by 18.6% to RMB536.0 million (US$78.1 million) in the first six months of 2019 from RMB452.0 million in the same period of 2018, due to the increase in average fee per loan application. The number of loan applications on the Company’s platform was approximately 30.1 million in the first six months of 2019, representing a decrease of approximately 9.6% from the same period of 2018. The average fee per loan application increased to RMB17.81 (US$2.59) in the first six months of 2019 from RMB13.59 in the same period of 2018.

5  Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Revenues from advertising and marketing services and other services increased by 41.4% to RMB135.3 million (US$19.7 million) in the first six months of 2019 from RMB95.7 million in the same period of 2018, primarily due to the increase in revenues from big data and risk management services including that generated by a subsidiary acquired in June 2018. The increase was partially offset by the decrease in the advertising and marketing services as the Company slowed down the pace of certain advertising business given the lower efficiency amidst challenging macroeconomic environment.

Cost of revenues decreased by 25.9% to RMB80.3 million (US$11.7 million) in the first six months of 2019 from RMB108.4 million in the same period of 2018. The decrease was primarily attributable to the direct costs relating to advertising and marketing services revenue, partially offset by the increase of depreciation costs, bandwidth and server costs and short message service fees.

Gross profit increased by 30.5% to RMB936.8 million (US$136.5 million) in the first six months of 2019 from RMB717.6 million in the same period of 2018. The increase was primarily attributable to revenue growth. Gross margin was 92.1% in the first six months of 2019, compared with 86.9% in the same period of 2018.

Sales and marketing expenses increased by 12.7% to RMB766.6 million (US$111.7 million) in the first six months of 2019 from RMB680.0 million in the same period of 2018. The increase was mainly due to growth in traffic acquisition cost related to the rewards to business partners for promotion in social network and social media platform, and payroll related costs.

Research and development expenses increased by 62.1% to RMB155.6 million (US$22.7 million) in the first six months of 2019 from RMB96.0 million in the same period of 2018, primarily due to the increase in payroll costs mainly related to the hiring of new R&D staff, including that of the subsidiary acquired in June 2018 to further enhance technology capabilities in terms of big data, machine learning and artificial intelligence, as well as the increase of the amortization of the intangible assets in connection with the acquisition of a subsidiary in June 2018.

General and administrative expenses increased by 14.8% to RMB92.5 million (US$13.5 million) in the first six months of 2019 from RMB80.6 million in the same period of 2018. The increase was primarily due to increase in payroll costs, as well as increase in professional fees, partially offset by the decrease in recognition of share-based compensation expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in total were RMB56.6 million (US$8.2 million) in the first six months of 2019 and RMB69.9 million in the same period of 2018. The decrease was due to graded vesting method used and less share-based awards granted in the first half of 2019.

Income tax benefits were RMB2.5 million (US$0.4 million) in the first six months of 2019, compared with the income tax benefits of RMB11.2 million in the same period of 2018. Contributed by the change of the cost and expenses structure, the annualized tax benefit rate for 2019 decreased. In addition, the Company’s domestic subsidiaries completed their 2017 annual tax fillings with relevant tax authority by the end of May 2018, which resulted in a change of tax positions in the income tax provision and deferred tax assets recognized as of December 31, 2017, the effect of the change was RMB12.5 million recognized in the second quarter of 2018.

Net loss was RMB66.1 million (US$9.6 million) in the first six months of 2019, compared with a net loss of RMB118.2 million in the same period of 2018. Net loss margin was -6.5% in the first six months of 2019, compared with a net loss margin of -14.3% in the same period of 2018.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, was RMB9.5 million (US$1.4 million) in the first six months of 2019, compared with adjusted net loss of RMB48.3 million in the same period of 2018.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the first six months of 2019 was an income of RMB5.3 million (US$0.8 million), compared with a loss of RMB54.8 million in the same period of 2018.

Share Repurchase Program

On August 24, 2018, the Company announced that its board of directors had approved a share repurchase program to repurchase its own Class A ordinary share in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period.

On February 22, 2019, the board of directors of the Company (the “Board”) has approved a new share repurchase program, under which the Company may repurchase up to US$10 million of ADSs during the next twelve-month period.

As of August 25, 2019, the Company had repurchased approximately US$29.7 million of ADSs under these programs.

Outlook

The Company anticipates the external environment to remain uncertain and challenging in the third quarter. Although our app has been fully re-launched, the impact from the voluntary suspension may also have some lagging effect into the coming quarter. Based on the Company’s current estimates, we expect our total revenues for the third quarter of 2019 to be approximately RMB 300-320 million.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 26, 2019 (8:00 PM Beijing/Hong Kong Time on August 26, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until September 2, 2019, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10134240

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per	As of December 31,	As of June 30,
share data)	2018	2019	2019
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,270,001	916,133	133,450
Restricted time deposits	142,411	165,299	24,079
Short-term investment	78,462	123,661	18,013
Accounts receivable, net (including amounts billed through RONG360 of RMB134,966 and RMB108,491 as of December 31, 2018 and June 30, 2019, respectively)	444,199	497,849	72,520
Prepayments and other current assets	160,131	139,381	20,302
Total current assets	2,095,204	1,842,323	268,364
Non-current assets:
Property and equipment, net	52,322	46,273	6,740
Intangible assets, net	115,037	106,085	15,453
Goodwill	147,296	147,296	21,456
Other non-current assets *	35,276	83,160	12,114
Total non-current assets	349,931	382,814	55,763
Total assets	2,445,135	2,225,137	324,127

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	130,000	148,500	21,631
Accounts payable	201,543	208,488	30,370
Advances from customers	115,597	98,007	14,276
Tax payable	39,446	13,705	1,996
Amount due to related party	72,750	25,337	3,690
Accrued expenses and other current liabilities *	144,478	121,127	17,644
Total current liabilities	703,814	615,164	89,607

Non-current liabilities
Deferred tax liabilities	16,865	15,532	2,262
Other non-current liabilities *	20,538	24,074	3,507
Total non-current liabilities	37,403	39,606	5,769
Total liabilities	741,217	654,770	95,376

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per	As of December 31,	As of June 30,
share data)	2018	2019	2019
	RMB	RMB	US$

Shareholders’ equity:

Ordinary shares: US$0.0001 par value, 1,500,000,000 shares authorized, 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, and 430,463,797 shares (including 333,992,002 Class A ordinary shares, and 96,471,795 Class B ordinary shares) issued and 422,323,957 shares (including 325,852,162 Class A ordinary shares, and 96,471,795 Class B ordinary shares) outstanding as of June 30, 2019, respectively.

	284	286	42
Treasury stock, at cost (12,817,240 and 8,139,840 shares held as of December 31, 2018 and June 30, 2019, respectively)	(70,113)	(110,199)	(16,052)
Additional paid in capital	1,959,655	1,964,623	286,180
Accumulated losses	(339,325)	(408,803)	(59,548)
Statutory reserves	—	1,900	277
Accumulated other comprehensive income	37,750	37,603	5,477
Total Jianpu’s shareholders’ equity	1,588,251	1,485,410	216,376
Noncontrolling interest	115,667	84,957	12,375
Total shareholders’ equity	1,703,918	1,570,367	228,751
Total liabilities and shareholders’ equity	2,445,135	2,225,137	324,127

* The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2019 on a modified retrospective basis. As a result, the Company recognized approximately RMB28.5 million of right-of-use assets recorded in other non-current assets, and corresponding short-term leasing liabilities recorded in accrued expenses and other current liabilities and long-term leasing liabilities recorded in other non-current liabilities respectively on the consolidated balance sheet as of June 30, 2019. The Company elected not to recognize lease assets and liabilities for leases with a term of 12 months or less. The adoption had no impact on the Company’s consolidated statements of comprehensive loss for the quarter ended June 30, 2019 or the opening balances of accumulated losses as of January 1, 2019.

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and	For the Three Months Ended June 30,			For the Six Months Ended June 30,
per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	291,853	103,418	15,065	451,989	535,968	78,073
Credit cards	149,117	196,524	28,627	278,291	345,829	50,376
Total recommendation services	440,970	299,942	43,692	730,280	881,797	128,449
Advertising, marketing and other services [b]	49,380	62,341	9,081	95,744	135,345	19,715
Total revenues	490,350	362,283	52,773	826,024	1,017,142	148,164
Cost of revenues	(59,113)	(24,396)	(3,554)	(108,408)	(80,334)	(11,702)
Gross profit	431,237	337,887	49,219	717,616	936,808	136,462
Operating expenses:
Sales and marketing [c]	(420,997)	(318,374)	(46,376)	(679,984)	(766,606)	(111,669)
Research and development	(52,467)	(73,288)	(10,676)	(96,040)	(155,607)	(22,667)
General and administrative	(37,753)	(40,100)	(5,841)	(80,575)	(92,474)	(13,470)
Loss from operations	(79,980)	(93,875)	(13,674)	(138,983)	(77,879)	(11,344)
Net interest income	1,268	2,418	352	2,666	3,148	459
Others, net	6,383	4,497	655	6,924	6,089	887
Loss before income tax	(72,329)	(86,960)	(12,667)	(129,393)	(68,642)	(9,998)
Income tax benefits	11,243	2,106	307	11,243	2,498	364
Net loss	(61,086)	(84,854)	(12,360)	(118,150)	(66,144)	(9,634)
Less: net income/ (loss) attributable to noncontrolling interests	716	(1,175)	(171)	716	1,434	209
Net loss attributable to Jianpu’s shareholders	(61,802)	(83,679)	(12,189)	(118,866)	(67,578)	(9,843)

Other comprehensive income/ (loss), net
Foreign currency translation adjustments	67,068	20,575	2,998	11,242	(129)	(19)
Total other comprehensive income/ (loss)	67,068	20,575	2,998	11,242	(129)	(19)
Total comprehensive income/ (loss)	5,982	(64,279)	(9,362)	(106,908)	(66,273)	(9,653)
Less: total comprehensive income/ (loss) attributable to noncontrolling interests	1,056	(949)	(138)	1,056	1,452	212
Total comprehensive income/ (loss) attributable to Jianpu’s shareholders	4,926	(63,330)	(9,224)	(107,964)	(67,725)	(9,865)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.15)	(0.20)	(0.03)	(0.29)	(0.16)	(0.02)
Diluted	(0.15)	(0.20)	(0.03)	(0.29)	(0.16)	(0.02)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(0.38)	(0.50)	(0.07)	(0.73)	(0.40)	(0.06)
Diluted	(0.38)	(0.50)	(0.07)	(0.73)	(0.40)	(0.06)
Weighted average number of shares
Basic	417,082,423	418,461,069	418,461,069	415,694,597	418,822,656	418,822,656
Diluted	417,082,423	418,461,069	418,461,069	415,694,597	418,822,656	418,822,656

[a] Including revenues from related party of RMB32,668 and RMB5,374 for the three months ended June 30, 2018 and 2019, respectively. RMB63,641 and RMB19,706 for the six months ended June 30, 2018 and 2019, respectively.

[b] Including revenues from related party of RMB4,128 and RMB1,750 for the three months ended June 30, 2018 and 2019, respectively. RMB6,330 and RMB 2,898 for the six months ended June 30, 2018 and 2019, respectively.

[c] Including expenses from related party of nil and RMB8,920 for the three months ended June 30, 2018 and 2019, respectively. Nil and RMB18,480 for the six months ended June 30, 2018 and 2019, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares and	For the Three Months Ended June 30,			For the Six Months Ended June 30,
per share data)	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Net loss	(61,086)	(84,854)	(12,360)	(118,150)	(66,144)	(9,634)
Add: Share-based compensation expenses	32,577	27,937	4,069	69,858	56,621	8,248
Non-GAAP adjusted net loss	(28,509)	(56,917)	(8,291)	(48,292)	(9,523)	(1,386)
Add: Depreciation and amortization	4,767	10,296	1,500	7,390	20,449	2,979
Net interest income	(1,268)	(2,418)	(352)	(2,666)	(3,148)	(459)
Income tax benefits	(11,243)	(2,106)	(307)	(11,243)	(2,498)	(364)
Non-GAAP adjusted EBITDA	(36,253)	(51,145)	(7,450)	(54,811)	5,280	770